CIIG Merger Corp.
40 W 57th Street
29th Floor
New York, New York 10019

December 10, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C.  20549

Attention: Peter McPhun

Re:	CIIG Merger Corp.
Registration Statement on Form S-1
Filed November 22, 2019
File No. 333-235158

Dear Mr. McPhun:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CIIG Merger Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Thursday, December 12, 2019, or as soon as thereafter practicable.

Very truly yours,

/s/ F. Peter Cuneo
F. Peter Cuneo
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Winston & Strawn LLP